Exhibit 11.1

                      DIALOGIC CORPORATION AND SUBSIDIARIES

                         CALCULATION OF INCOME PER SHARE
                    (In thousands, except per share amounts)



                                                      Three Months Ended
                                                       March 31, 1997

Income applicable to shares used in
    calculation of income per share                        $ 3,227
                                                             ======

Shares used in calculation of income per share:
Weighted average shares outstanding                         15,802
Dilutive effect of stock options after
    application of treasury stock method                       709

Number of shares used in calculation
    of income per share                                     16,511


Income per share                                           $  0.20
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